UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GeoGlobal Resources Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37249T109
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37249T109

1.	Name of Reporting Person.

	Crede CG II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Bermuda
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		15,237,213
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		15,237,213
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	15,237,213 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

	9.9% (see Item 4)
12.	Type of Reporting Person (See Instructions)

	OO

CUSIP No. 37249T109

1.	Name of Reporting Person.

	Crede Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Delaware
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		15,237,213
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		15,237,213
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	15,237,213 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

	9.9% (see Item 4)
12.	Type of Reporting Person (See Instructions)

	HC

CUSIP No. 37249T109

1.	Name of Reporting Person.

	Acuitas Financial Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	California
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		15,237,213
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		15,237,213
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	15,237,213 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

	9.9% (see Item 4)
12.	Type of Reporting Person (See Instructions)

	HC

CUSIP No. 37249T109

1.	Name of Reporting Person.

	Terren S. Peizer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States of America
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		15,237,213
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		15,237,213
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	15,237,213 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

	9.9% (see Item 4)
12.	Type of Reporting Person (See Instructions)

	IN

Page5 5 of 7

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 31, 2012 (the “Schedule 13G”). In such Schedule 13G, there was a typographical error pursuant to which Acuitas Financial Group, LLC was mistakenly listed as Acuitas Capital Group, LLC. All references to “Acuitas Capital Group, LLC” or “Acuitas” in the Schedule 13G should be to Acuitas Financial Group, LLC.

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

Item 4 of the Schedule 13G is hereby amended to add the following information for updating:

(a) and (b):

As of the close of business on December 31, 2012, each of the Reporting Persons may be deemed to have beneficial ownership of 15,237,213 shares of Common Stock, which consists of (i) 13,496,400 shares of Common Stock issued to Crede CG II and (ii) 1,740,813 shares of Common Stock issuable upon exercise or exchange of a warrant issued to Crede CG II (the “Warrant”), and all such shares of Common Stock represent beneficial ownership of approximately 9.9% of the Common Stock, based on (1) 152,170,438 shares of Common Stock issued and outstanding on December 21, 2012, as reported to the Reporting Persons by the Issuer, plus (2) 1,740,813 shares of Common Stock issuable upon exercise or exchange of the Warrant.

The foregoing excludes 12,086,574 shares of Common Stock issuable upon exercise or exchange of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise or exchange the Warrant to the extent (but only to the extent) that such exercise or exchange would result in beneficial ownership by the holder thereof or any of its affiliates of more than 9.9% of the Common Stock. Without such blocker provision, each of the Reporting Persons may be deemed to have beneficial ownership of 27,323,787 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0 .

(ii) Shared power to vote or to direct the vote: 15,237,213 .

(iii) Sole power to dispose or to direct the disposition of 0 .

(iv) Shared power to dispose or to direct the disposition of 15,237,213 .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

CREDE GC II, LTD

By	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer

Page 7 of 7